UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                            CORPORATE VISION, INC.
                              (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

                                Not applicable
                                (CUSIP Number)

                              Gregory J. Gibson
                          3 Broad Street, Suite 300
                        Charleston, South Carolina 29401
                               (843) 534-1330
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 5, 2002
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. Not applicable

   (1)  Name of Reporting                     Gregory J. Gibson
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)
        Group                                (b) X

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         20,500,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         20,500,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        20,500,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             27.5%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

  Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.01 par value per share (the "Shares"), of Corporate Vision, Inc., an Oklahoma corporation (the "Company"), whose principal executive offices are located at 3 Broad Street, Suite 300, Charleston, South Carolina 29401.

Item 2. Identity and Background

        (a) This Statement is filed by Gregory J. Gibson ("Gibson"). Gibson resides in the State of Ohio, and is hereafter sometimes referred to as "Reporting Person".

        (b) and (c)

        The principal business address of Gibson is 492 McClurg Road, Youngstown, Ohio 44152. The principal business of Gibson is to serve as president of Stony's Trucking Co. and subsidiaries, which was acquired by the Company on March 5, 2002.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Gibson is a citizen of the State of Ohio, United States.

Item 3. Source and Amount of Funds or Other Consideration

       Gibson acquired 20,500,000 shares of the Company's Common Stock on March 5, 2002, when the Company acquired all issued and outstanding stock of Stony's Trucking Co. (hereinafter, the "Stony's Shares") pursuant to an Agreement and Plan of Merger and Reorganization dated March 5, 2002 (the "Merger Agreement"). Gibson acquired 20,000,000 of the shares in partial consideration for the Stony's Shares. Gibson acquired the remaining 500,000 shares as a bonus under an employment agreement between him and the Company. The consideration exchanged pursuant to the Merger Agreement was negotiated between the officers of the Company and Gibson.

Item 4. Purpose of the Transaction

       Gibson acquired 20,500,000 shares of the Company's Common Stock as a result of the Merger Agreement. Pursuant to the Merger Agreement, Gibson was appointed chief executive officer of the Company. In addition, pursuant to the Merger Agreement, the Company's Board of Directors will be reconstituted to reduce the number of members to two (2), of which Gibson shall have the right to nominate and elect one (1) member, and Global Eco-Logical Services, Inc. ("GECL") will have the right to nominate and elect the remaining member. In addition, Gibson and GECL have entered into a Stockholders' Agreement, under which each have agreed to vote their shares of Company common stock for the others' nominee for director in future years. The reconstitution of the Board of Directors of the Company will take place immediately after compliance with the notice requirements of Rule 14f-1 under the Securities Exchange Act of 1934.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Gibson is the direct owner of 20,500,000 shares of the Company's Common Stock, which totals 27.5% of the outstanding Common Stock as of March 8, 2002.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Merger Agreement, the Company is obligated to issue Gibson additional shares of common stock six and twelve months after the closing to the extent the shares received by Gibson for the Stony's Shares do not have a value of at least $2,000,000 on such dates. In addition, the Company could be obligated to issue up to an additional 2,468,458 shares of common stock in the event the Company is obligated to issue more shares upon conversion of its Series A Non-Cumulative Convertible Preferred Stock than expected. In addition, Gibson and the Company entered into a number of agreements relating to Gibson's ownership in the Company. A summary of the terms of the agreements relating to Gibson's ownership of the Company's common stock are:

-- A Stockholders' Agreement, under which Gibson and GECL agreed, among other things, to vote their shares of common stock in the Company in favor of the nominee of the other for director.

-- A Right of Rescission Agreement, under which Gibson and the Company each have the right to rescind the Company's acquisition of Stony's Trucking Co. from Gibson until December 31, 2002, subject to certain limitations, terms and conditions stated therein. In the event either party exercises its right of rescission, Gibson will be obligated to return to the Company any consideration the shares of common stock he received in consideration for the Stony's Shares (20,000,000 shares), the Company will be obligated to return all of the Stony's Shares to Gibson, and Gibson will resign as a director, officer and employee of the Company.

-- A Management and Operations Agreement, under which the Company agreed that Stony's Trucking Co. will be managed by GJG Management, LLC, a limited liability company owned by Gibson, until all rights of rescission under the Right of Rescission Agreement have terminated or expired. While the management agreement is in force, Stony's Trucking Co. will be prohibited from transferring any funds or assets to the Company.

-- A Pledge Agreement, under which the Company pledged the Stony's Shares to Gibson to secure the Company's obligations to Gibson under the Merger Agreement, the Right of Rescission Agreement and a note in the principal amount of $150,000 due on April 5, 2002. In the event a default occurs under the aforementioned obligations of the Company to Gibson, Gibson will be entitled to foreclose on the Company's interest in the Stony's Shares, and may retain the Stony's Shares in full settlement and satisfaction of such obligations, except that if the only default is in the payment of the note, then Gibson's sole remedy shall be to exercise his right of rescission under the Right of Rescission Agreement.

In the event Gibson or the Company exercise their right of rescission under the Right of Rescission Agreement, then Gibson shall be obligated to return all consideration that he received under the Merger Agreement (unless the rescission is exercised by Gibson solely as remedy for nonpayment of the $150,000 note, in which event Gibson shall not be obligated to return $50,000 cash which he received in the Merger), the Company shall be obligated to convey all shares of common stock in Stony's to Gibson, Gibson's Employment Agreement shall terminate without any further liability on the part of the Company to Gibson (except that Gibson shall be entitled to retain all consideration paid to him thereunder through the date of termination), the Management and Operations Agreement shall terminate and the Stockholders' Agreement shall terminate.
The agreements referred to above will be filed as Exhibits to a Form 8-K to be filed by the Company reporting on the transactions described herein, and are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

          The agreements referred to in Item 6 herein will be filed as Exhibits to a Form 8-K to be filed by the Company reporting on the transactions described herein, and are incorporated herein by reference.

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Gregory J. Gibson
                                    GREGORY J. GIBSON, Individually

Dated: March 8, 2002